UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(a) and Amendments thereto Filed

Pursuant to Rule 13d-2(a)

(Amendment No. 2)*

HECTOR COMMUNICATIONS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

422730101

(CUSIP Number)

COPY TO:

R.G. Barrett

North Atlantic Value LLP

Ryder Court

14 Ryder Street

London SW1Y 6QB, England

011-44-207-747-5640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 23 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422730101	Page 2 of 23

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). North Atlantic Value LLP No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 289,200 9. Sole Dispositive Power 0 10. Shared Dispositive Power 289,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,200

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) OO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 3 of 23

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher Harwood Bernard Mills No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 289,200 9. Sole Dispositive Power 0 10. Shared Dispositive Power 289,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,200

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 4 of 23

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Opportunity Trust plc No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 85,340 9. Sole Dispositive Power 0 10. Shared Dispositive Power 85,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 5 of 23

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Trident North Atlantic Fund No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 111,748 9. Sole Dispositive Power 0 10. Shared Dispositive Power 111,748

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,748

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) IV, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 6 of 23

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trident Holdings No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 78,117 9. Sole Dispositive Power 0 10. Shared Dispositive Power 78,117

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,117

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) IV, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422730101	Page 7 of 23

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). High Tor Limited No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 13,995 9. Sole Dispositive Power 0 10. Shared Dispositive Power 13,995

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,995

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 2 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 2 to Statement on Schedule 13D (the “Amendment”) is filed on behalf of the Filing Parties (defined below). This Amendment amends the Statement on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the “SEC”) on March 11, 2004 pursuant to a joint filing agreement dated as of February 27, 2004. The Filing Parties have previously filed Statements on Schedule 13D relating to the Company on February 27, 2004 and March 11, 2004.

Item 1. Security and Issuer.

The class of equity securities to which this Amendment relates is the common stock, par value $0.01 per share (the “Common Stock”) of Hector Communications Corporation, a corporation organized under the laws of Minnesota (the “Company”). The principal executive offices of the Company are located at 211 South Main Street, Hector, MN 55342.

Item 2. Identity and Background.

2 (a-c,f).

I.	Filing Parties:

This Amendment is filed on behalf of the following persons, who are collectively referred to as the “Filing Parties”:

1.	North Atlantic Value LLP (“North Atlantic Value”) is a limited liability partnership organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. North Atlantic Value is a firm authorized by the United Kingdom’s Financial Services Authority and is principally engaged in the business of investment management of active value and private equity investments, as well as to its private clients. The members of North Atlantic Value are J O Hambro Capital Management Group Limited (“JOHCMG”) and J O Hambro Capital Management Limited (“J O Hambro Capital Management”). The partners of North Atlantic Value are Christopher Harwood Bernard Mills, Nichola Pease, Jeremy James Brade and Fay Elizabeth Foster.

2.

Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of North Atlantic Smaller Companies Investment Trust (“NASCIT”) and American Opportunity Trust plc (“American Opportunity Trust”), as a director of JOHCMG, J O Hambro Capital Management, The Trident North Atlantic Fund (“Trident North Atlantic”), Oryx International Growth Fund Ltd. (“Oryx”), Acquisitor plc and Acquisitor Holdings

(Bermuda) Ltd. (“Acquisitor”), and as co-investment adviser to NASCIT and American Opportunity Trust.

3.	American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and North Atlantic Value serve as co-investment advisers to American Opportunity Trust.

4.	Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and North Atlantic Value serves as an investment adviser to Trident North Atlantic.

5.	Trident Holdings (“Trident Holdings”) is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 1350GT, 75 Fort Street, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. North Atlantic Value serves as an investment adviser to Trident Holdings.

6.	High Tor Limited (“Trident High Tor”) is a corporation organized under the laws of the Cayman Islands with its principal office and business at P.O. Box N-4857, Unit No. 2, Cable Beach Court, West Bay Street, Nassau, The Bahamas. High Tor Limited is a private client of North Atlantic Value, which serves as an investment adviser to a portfolio of assets owned by Trident High Tor.

II.	Control Relationships:

J O Hambro Capital Management is a wholly-owned subsidiary of JOHCMG.

Christopher Harwood Bernard Mills serves as a director of JOHCMG and J O Hambro Capital Management. Nichola Pease serves as a director of JOHCMG and J O Hambro Capital Management. Jeremy James Brade serves as a director of J O Hambro Capital Management. J O Hambro Capital Management and JOHCMG are members of North Atlantic Value LLP. The partners of North Atlantic Value LLP are also employees of J O Hambro Capital Management.

III.	Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

(d)	Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 85,340 shares of Common Stock beneficially held by American Opportunity Trust is $1,240,000 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital funds.

The aggregate purchase price of the 111,748 shares of Common Stock beneficially held by Trident North Atlantic is $1,771,370 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident North Atlantic were paid for using its working capital funds.

The aggregate purchase price of the 78,117 shares of Common Stock beneficially held by Trident Holdings is $1,258,777 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident Holdings were paid for using its working capital funds.

The aggregate purchase price of the 13,995 shares of Common Stock beneficially held by Trident High Tor is $212,292 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident High Tor were paid for using its working capital funds.

Item 4. Purpose of Transaction.

The Filing Parties believe that the shares of Common Stock of the Company are undervalued and represent an attractive investment opportunity and they are considering pursuing any and all of the actions enumerated below.

The Filing Parties may take such actions with respect to their investment in the Company as they deem appropriate, including without limitation: (i) having open communications with the Company’s management in order to monitor their efforts to increase shareholder value, (ii)

purchasing additional shares of Common Stock in the open market or otherwise, (iii) seeking a change of control of the Company through various means, including without limitation, an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or tender offer, (iv) seeking to amend the Company’s charter and by-laws, (v) seeking to elect a slate of directors to the Company’s board of directors and (vi) presenting proposals for stockholders’ consideration at an annual or special meeting of the Company’s stockholders.

Should the Company fail to define a clear strategy to maximize shareholder value, the Filing Parties may consider a means by which some or all of the directors may be removed from the board of directors.

In addition, the Filing Parties believe it is in the interest of all shareholders if either the current board or a new board immediately appoint an independent firm of investment bankers to find ways to maximize shareholder value.

The Filing Parties may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose	Approximate Percentage*
North Atlantic Value	289,200	0	289,200	0	289,200	8.0%
Christopher H. B. Mills	289,200	0	289,200	0	289,200	8.0%
American Opportunity Trust	85,340	0	85,340	0	85,340	2.4%
Trident North Atlantic	111,748	0	111,748	0	111,748	3.1%
Trident Holdings	78,117	0	78,117	0	78,117	2.2%
Trident High Tor	13,995	0	13,995	0	13,995	0.4%

* Based on 3,608,813 shares of Common Stock, par value $0.01 per share, outstanding as of March 22, 2004, which is based on information reported in the Company’s 10-K, for the period ended December 31, 2003.

(c) In the time since the last filing on Schedule 13D, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

Hector Communications Corporation                    Trades Since Last Filing

Filing Party	Date	No. of Shares	Price (US$)	Broker
American Opportunity Trust	3/24/04	340	18.20	Instinet
American Opportunity Trust	3/25/04	660	18.25	Instinet
American Opportunity Trust	4/14/04	320	18.25	Instinet
American Opportunity Trust	4/15/04	900	18.25	Instinet
American Opportunity Trust	4/26/04	1,080	20.00	Instinet
American Opportunity Trust	4/27/04	2,040	20.00	Instinet
Trident North Atlantic	3/11/04	3,877	18.00	Instinet
Trident North Atlantic	3/12/04	1,467	18.15	Instinet
Trident North Atlantic	3/23/04	5,133	18.25	Instinet

Filing Party	Date	No. of Shares	Price (US$)	Broker
Trident North Atlantic	3/24/04	748	18.20	Instinet
Trident North Atlantic	3/25/04	1,452	18.25	Instinet
Trident North Atlantic	4/14/04	704	18.25	Instinet
Trident North Atlantic	4/15/04	1,980	18.25	Instinet
Trident North Atlantic	4/26/04	2,376	20.00	Instinet
Trident North Atlantic	4/27/04	4,488	20.00	Instinet
Trident Holdings	3/11/04	3,523	18.00	Instinet
Trident Holdings	3/12/04	1,333	18.15	Instinet
Trident Holdings	3/23/04	4,667	18.25	Instinet
Trident Holdings	3/24/04	517	18.20	Instinet
Trident Holdings	3/25/04	1,003	18.25	Instinet
Trident Holdings	4/14/04	486	18.25	Instinet
Trident Holdings	4/15/04	1,368	18.25	Instinet
Trident Holdings	4/26/04	1,642	20.00	Instinet
Trident Holdings	4/27/04	3,101	20.00	Instinet
Trident High Tor	3/24/04	95	18.20	Instinet
Trident High Tor	3/25/04	185	18.25	Instinet
Trident High Tor	4/14/04	90	18.25	Instinet
Trident High Tor	4/15/04	252	18.25	Instinet
Trident High Tor	4/26/04	302	20.00	Instinet
Trident High Tor	4/27/04	571	20.00	Instinet

All of the above transactions were effected on the open market and were purchases.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

North Atlantic Value is the investment manager and/or investment advisor to each of American Opportunity Trust, Trident North Atlantic, Trident Holdings and Trident High Tor and as such it has the authority to vote or dispose of the Common Stock. Christopher Harwood Bernard Mills is a co-investment advisor to American Opportunity Trust, is an executive director of American

Opportunity Trust and is a director of Trident North Atlantic. Christopher Harwood Bernard Mills is also a partner of North Atlantic Value.

Item 7. Material to be Filed as Exhibits.

Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2004

NORTH ATLANTIC VALUE LLP

By:	/s/ R. G. BARRETT
Name: R. G. Barrett Title: Compliance Officer Executed on behalf of the Filing Parties pursuant to the Joint Filing Agreement, previously filed.

Schedule A

Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the members and partners of North Atlantic Value LLP (“North Atlantic Value”) as of the date hereof.

Members:

Name:	J O Hambro Capital Management Group Limited
(Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Name:	J O Hambro Capital Management Limited
(Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Partners:

Name:	Christopher Harwood Bernard Mills
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Executive Director, American Opportunity Trust
Director, Trident North Atlantic
Director, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Nichola Pease
(Partner)
Citizenship:	British

Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Jeremy James Brade
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Fay Elizabeth Foster
(Partner)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB
England
Principal Occupation:	Partner, North Atlantic Value LLP

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc (“American Opportunity Trust”) as of the date hereof.

Name:	R. Alexander Hammond-Chambers
(Chairman)
Citizenship:	British
Business Address:	29 Rutland Square
Edinburgh EH1 2BW
Scotland
Principal Occupation:	Non-Executive Director, American Opportunity Trust

Name:	Christopher Harwood Bernard Mills
(Executive Director)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Executive Director, American Opportunity Trust
Director, Trident North Atlantic
Director, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	John Gildea
(Director)
Citizenship:	USA
Business Address:	Gildea Management Company[1]
537 Steamboat Road
Greenwich, Connecticut 06830
Principal Occupation:	Managing Director, Gildea Management Company

1	Gildea Management Company is principally engaged in the investment management business.

Name:	The Hon. James J. Nelson (Director)
Citizenship:	British
Business Address:	Foreign & Colonial Ventures[2] 4th Floor Berkeley Square House Berkeley Square London W1X 5PA England
Principal Occupation:	Director, Foreign & Colonial Ventures

Name:	Iain Tulloch (Director)
Citizenship:	British
Business Address:	Murray Johnstone Ltd.[3] 7 West Nile Street Glasgow G2 2PX Scotland
Principal Occupation:	Director, Murray Johnstone Ltd.

Name:	Philip Ehrman (Director)
Citizenship:	British
Business Address:	Gartmore Investment Management Ltd.[4] Gartmore House 16-18 Monument Street London EC3R 8AJ England
Principal Occupation:	Investment Manager, Gartmore Investment Management Ltd.

2	Foreign & Colonial Ventures is principally engaged in the investment management business.

3	Murray Johnstone Ltd. is principally engaged in the investment management business.

4	Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund (“Trident North Atlantic”) as of the date hereof.

Name:	Raymond O’Neill (Director)
Citizenship:	Irish
Business Address:	RSM Robson (Dublin) Futzwilton House Wilton Place Dublin 2 Ireland
Principal Occupation:	Partner, RSM Robson Rhodes

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Executive Director, American Opportunity Trust Director, Trident North Atlantic Director, J O Hambro Capital Management Limited Partner, North Atlantic Value LLP

Name:	David Sargison (Director)
Citizenship:	British
Business Address:	Ironshore Corporate Services Limited Box 1234GT Queensgate House South Church Street Grand Cayman Cayman Islands
Principal Occupation:	Managing Director, Ironshore Corporate Services Limited

Name:	John Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 98 New Canaan, Connecticut 06840 USA
Principal Occupation:	Managing Director, Gildea Management Company

Name:	Ralph Woodford (Director)
Citizenship:	British
Business Address:	Caledonian Bank & Trust Limited Caledonian House George Town, Grand Cayman Cayman Islands
Principal Occupation:	Director, Caledonian Bank & Trust Limited

The following table sets forth certain information concerning each of the directors and executive officers of Trident Holdings (“Trident Holdings”) as of the date hereof.

Name:	Integra Limited
(Corporate Director)
Citizenship:	Cayman Islands
Business Address:	Integra Limited
P.O. Box 1350
The Huntlaw Building
Fort Street
George Town, Grand Cayman
Cayman Islands
Principal Occupation:	Corporation

The following table sets forth certain information concerning each of the directors and executive officers of High Tor Limited (“Trident High Tor”) as of the date hereof.

Name:	Paul R. Sandford
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

Name:	Donald W. Tomlinson
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

Exhibit	Page
(99.1) Joint Filing Agreement dated as of February 27, 2004 among the Filing Parties.	Previously filed.